July 10, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

1 Station Place, NE, Stop 7010

Washington, DC 20549

RE:	UFP Technologies, Inc. Form 10-K for the Year Ended December 31, 2006 Filed March 27, 2007
File No. 1-12648

Ladies and Gentlemen:

Set forth below are the responses of UFP Technologies, Inc. (“UFPT” or the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “SEC”) contained in a letter (the “Comment Letter”) from the SEC dated July 2, 2007 relating to the Company’s Form 10-K for the year ended December 31, 2006 (the “Form 10-K”).  The numbered paragraphs below refer to the numbered paragraphs in the Comment Letter.  For convenience, each of the Company’s responses is preceded by the text of the comment from the Comment Letter.

Research and Development, page 6

1.     SEC COMMENT:

In future filings please disclose the total research and development costs charged to expense in each period for which an income statement is presented.  We refer you to paragraph 13 of SFAS 2 for guidance.

COMPANY RESPONSE:

The Company will address the staff’s comments in future filings.

Item 7.   Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 6

2.     SEC COMMENT:

You disclose key factors contributing to the increase in net sales, gross profit and selling general and administrative expenses for your Component Products and Packaging segments.  In future filings please expand your discussion of results of operations for all periods presented to quantify the impact of the identified events or factors contributing to the changes in your results.  For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

UFP TECHNOLOGIES, INC. 172 East Main Street, Georgetown, MA 01833-USA  •  tel: 978-352-2200
•  fax: 978-352-5616 • www.ufpt.com

COMPANY RESPONSE:

The Company will address the staff’s comments in future filings.

Liquidity and Capital Resources, page 19

3.     SEC COMMENT:

You disclose the increase in cash provided by operations was due in part to “the large reduction in accounts receivable.”  In future filings clarify for readers why such reduction occurred.  When preparing your discussion and analysis of liquidity in future filings, please address material changes and the underlying drivers for the changes, rather than merely describing information that is readily obtainable by the reader from your statements of cash flows.  For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

COMPANY RESPONSE:

The Company will address the staff’s comments in future filings.

Item 9A.  Controls and Procedures, page 24

4.     SEC COMMENT:

Your disclosure states, “…the Company’s Chief Executive Officer and Chief Financial Officer performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in SEC Rule 13a-15 or 15d-15), which have been designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and are operating in an effective manner.”  This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-(15(e) of the Exchange Act.  Please confirm to us and revise your disclosure to clarify, if true, that your disclosure controls and procedures are effective to insure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Refer to Exchange Act Rules 13a-15(e) and 15d-15(e).  Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

COMPANY RESPONSE:

The Company will address the staff’s comments in future filings by concluding that its disclosure controls and procedures are effective or ineffective, whichever the case may be.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Item 2.   Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

5.     SEC COMMENT:

You disclose that the decline in sales for the three month period ended March 31, 2007 was primarily due to lower sales to the automotive market caused by extended holiday shut-downs as well as generally soft demand in this market (Component Products segment).  You also disclose that your gross profit increased due to improved material yield and a more favorable mix of business partially offset by the impact of fixed costs within cost of sales measured against lower sales.  In future filings please expand your discussion of results of operations for all periods presented to quantify the impact of the identified events or factors contributing to the changes in your results.  Additionally, please expand your disclosure to include a discussion of management’s expectation of future trends in sales.  For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

COMPANY RESPONSE:

The Company will address the staff’s comments regarding quantification of the impact of identified events or factors in future filings.  Also the Company plans to enhance disclosure of management’s expectations of known, material trends in sales in response to the staff’s comments.

Liquidity and Capital Resources, page 16

6.     SEC COMMENT:

You disclose the decrease in cash provided by operations was primarily attributable to a smaller reduction in accounts receivable, an increase in inventory balances and a reduction in accrued taxes and expenses.  This disclosure does not provide an investor with useful information about your operations.  When preparing your discussion and analysis of liquidity in future filings, please address material changes and the underlying drivers for the changes, rather than merely describing information that is readily obtainable by the reader from your statements of cash flows.  For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

COMPANY RESPONSE:

The Company will address the staff’s comments in future filings.

The Company hereby acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 978-352-2200 with any questions or comments.

Very truly yours,

UFP TECHNOLOGIES, INC.

By:
Ronald J. Lataille
Chief Financial Officer